UNITED STATES
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McDonald's Corporation
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To: The Record Shareholders of McDonald's Corporation as of the Close of Business on March 27, 2012

In accordance with Section 242 of the Delaware General Corporation Law, the Corporation hereby provides notice that it is submitting two proposed amendments (Proposal 4 and Proposal 5) to the Restated Certificate of Incorporation of the Corporation (the "Charter") for approval by the shareholders of the Corporation at its 2012 Annual Shareholders' Meeting.

Proposal No. 4: Amend paragraphs (a), (b) and (c) of Article TWELFTH of the Charter as follows (with deletions highlighted in strike-through text and additions highlighted in underlined text). Repeal paragraph (d) of Article TWELFTH of the Charter as shown below in strike-through text:

"TWELFTH: Board of Directors.

(a)   Number, Election and Terms. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than 11 nor more than 24 persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors.

~~At the 1983 Annual Meeting of Stockholders, the directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 1984 annual meeting of stockholders, the term of office of the second class to expire at the 1985 annual meeting of stockholders and the term of office of the third class to expire at the 1986 annual meeting of stockholders.~~

~~At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election.~~

The directors, other than directors elected separately as a class by the holders of any one or more series of Preferred Stock, shall be and are divided into classes, with the terms of the classes elected at the annual meetings of stockholders held in 2010, 2011 and 2012, respectively, expiring at the third annual meeting of stockholders held after the election of such class of directors; provided that such division shall terminate at the third annual meeting of stockholders held after the 2012 annual meeting of stockholders. Notwithstanding the preceding sentence, but subject to the rights of the holders of any one or more series of Preferred Stock to elect directors separately as a class, each director elected by the stockholders after the 2012 annual meeting of stockholders shall serve for a term expiring at the first annual meeting of stockholders held after such director's election.

(b)   Newly Created Directorships and Vacancies. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office. Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires or, following the termination of the division of directors into three classes, directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders held after their election as directors. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(c)   Removal. Subject to the rights of the holders of any ~~series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but~~ one or more series of Preferred Stock to elect additional directors under specific circumstances, (i) any director serving in a class of directors elected for a term expiring at the third annual meeting of stockholders following the election of such class shall be removable only for cause, and ~~only by~~ all other directors shall be removable either with or without cause, and (ii) the removal of any director, whether with or without cause, shall require the affirmative vote~~s~~ of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon.

~~(d) Amendment, Repeal, Etc. Notwithstanding anything to the contrary contained in this Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon shall be required to amend, alter or repeal, or to adopt any provision inconsistent with, this Article Twelfth."~~

Proposal No. 5: Amend Article THIRTEENTH as follows (with deletions highlighted in strike-through text and additions highlighted in underlined text):

"THIRTEENTH: Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Special meetings of stockholders of the Corporation may be called ~~upon not less than 10 nor more than 60 days' written notice~~ only by the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors~~. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon shall be required to amend, alter or repeal, or to adopt any provision inconsistent with, this Article Thirteenth.~~ or by the Secretary of the Corporation at the written request of stockholders who have, or who are acting on behalf of beneficial owners who have, an aggregate "net long position" of not less than 25% of the outstanding shares of Common Stock as of the record date fixed in accordance with the By-Laws (as amended from time to time) to determine who may deliver a written request to call such special meeting; provided that each such stockholder, or beneficial owner directing such stockholder, must have held such "net long position" included in such aggregate amount continuously for the one-year period ending on such record date and must continue to hold such "net long position" through the date of the conclusion of the special meeting. "Net long position" shall be determined with respect to each stockholder requesting a special meeting and each beneficial owner who is directing a stockholder to act on such owner's behalf (each stockholder and owner, a "party") in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended from time to time, provided that (x) for purposes of such definition, in determining such party's "short position," the reference in Rule 14e-4 to "the date that a tender offer is first publicly announced or otherwise made known by the bidder to holders of the security to be acquired" shall be the record date fixed to determine the stockholders entitled to deliver a written request for a special meeting, and the reference to the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Corporation's Common Stock on the New York Stock Exchange (or such other securities exchange designated by the Board of Directors if the Common Stock is not listed for trading on the New York Stock Exchange) on such record date (or, if such date is not a trading day, the next succeeding trading day) and (y) the net long position of such party shall be reduced by the number of shares as to which the Board of Directors determines that such party does not, or will not, have the right to vote or direct the vote at the special meeting or as to which the Board of Directors determines that such party has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

The foregoing provisions of this Article Thirteenth (other than the first sentence of this Article Thirteenth) shall be subject to the provisions of the By-Laws (as amended from time to time) that limit the ability to make a request for a special meeting and that specify the circumstances pursuant to which a request for a special meeting will be deemed to be revoked. The Board of Directors shall have the authority to interpret the provisions of this Article Thirteenth and the By-Laws relating to special meetings of stockholders and to determine whether a party has complied with such provisions. Each such interpretation and determination shall be set forth in a written resolution filed with the Secretary of the Corporation and shall be binding on the Corporation and its stockholders."